SHAREHOLDER SERVICES FEE LIMITATION AGREEMENT

         This AGREEMENT is made this 28th day of January 2008, between CNI Charter Funds (the "Trust"), a Delaware statutory trust, and CCM Advisors, LLC ("CCMA"), a Delaware limited liability company.

         WHEREAS, CCMA has entered into a Shareholder Services Agreement with the Trust pursuant to which CCMA agrees to provide certain services described in the Shareholder Services Agreement to clients who from time to time beneficially own shares of Class N of any of the series of the Trust listed on Appendix A of this Agreement (the "Funds"); and

         WHEREAS, the parties currently desire to limit the shareholder services fees payable to CCMA by the Funds;

         NOW, THEREFORE, the parties hereto do hereby agree as follows:

         1. Limit on Shareholder Servicing Fees. CCMA hereby agrees to limit the compensation payable to it pursuant to the Shareholder Services Agreement (the "Service Fees") by the Class N shares of each Fund to the respective annual percentage of the average daily net asset value of such Fund's shares set forth on Appendix A of this Agreement.

         2. Reimbursement of Shareholder Servicing Fees. CCMA hereby agrees that any Service Fees reduced by it pursuant to this Agreement shall not be eligible for reimbursement by the Fund to CCMA.

         3. Term. This Agreement shall continue in effect until January 30, 2009 unless sooner terminated in accordance with Section 4 herein.

         4. Termination. This Agreement may be terminated at any time by the Trust on behalf of the Fund or by the Board of Trustees of the Trust upon sixty
(60) days' written notice to CCMA without payment of any penalty and shall automatically terminate upon the termination of the Shareholder Services Agreement.

         7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties.

         8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

         9. Captions. The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

         10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of


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1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.



CNI CHARTER FUNDS                          CCM ADVISORS, LLC

By:      /s/ Richard D. Byrd               By:   /s/ Timothy G. Solberg
         -------------------                     ----------------------
Name:    Richard D. Byrd                   Name:   Timothy G. Solberg
Title:   President, Chief Executive        Title:  Managing Director & Chief
         Officer                           Investment Officer

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                                   SCHEDULE A


The annualized Service Fees of each Fund will be limited to the following annual rate of average daily net assets of Class N shares of the Fund shown below:



       Fund                                              Service Fee Limitation
       ----                                              ----------------------
       AHA Limited Maturity Fixed Income Fund            0.0%
       AHA Full Maturity Fixed Income Fund               0.0%
       AHA Diversified Equity Fund                       0.15%
       AHA Socially Responsible Equity Fund              0.0%

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